DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                  July 1, 2005

Ms. Mary K. Fraser, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Pathogenics, Inc.
     Form SB-2 Registration Statement
     File No. 333-123431

Dear Ms. Fraser:

We have enclosed three red-lined copies of the amended registration statement for your review. In response to your letter dated April 20, 2005, Pathogenics, Inc. (the "Company") has the following responses:

COMMENTS APPLICABLE TO ENTIRE FILING
------------------------------------

1. We have revised the filing as you have requested and have added a Glossary Section which we believe will help with some of the more complex terms used throughout the Registration Statement.

PROSPECTUS  COVER  PAGE
-----------------------

2.   We have revised the filing as you have requested.

3. The selling shareholders determined they would sell the shares at $0.10 per share arbitrarily based on the fact that the Company's common stock does not currently trade on any market or exchange. Selling shareholders will sell at a price of $0.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. If before the Company's shares are quoted on the OTC Bulletin Board, selling shareholders wish to sell at a price different from $0.10 per share, the Company agrees to file a post-effective amendment beforehand.

4. The Company has arbitrarily determined the fair market value of its common stock, as our common stock is not traded on any market or exchange.

5. We have the provided the information you requested and revised accordingly.

PROSPECTUS  SUMMARY
-------------------

6. We have provided documentation of the factual and statistical claims made through-out the prospectus summary section.

7. The Company does not wish to publicly disclose the current research and development activities of N-Chlorotaurine beyond the current description in the SB-2 "for the treatment of several topical and body cavity indications" for the following reasons:

     (1) these studies have not yet been completed, and therefore the researchers do not wish to make known their activities prior to publication in a peer reviewed medical journal;

     (2) should these activities prove successful, the Company intends on filing patent applications on their results and therefore must avoid potential patent baring prior to its disclosures; and

     (3) the Company does not want to provide valuable information of its research and development activities to potential business competitors.

     However, strictly for the purpose of confidentially answering this comment,
we  are     CONFIDENTIALLY  undertaking the following human clinical     studies
            --------------
with  NCT:
     a.   Phase 2b pilot study in Otitis externa - dose finding study.
     b. Phase 2a pilot study in postoperative treatment after tympanoplasty - observe drying effect, antimicrobial activity.
     c.   Phase 2a pilot study in vaginitis - determine tolerability.
     d. Phase 2a pilot study on eradication of MRSA in nasal carriers - nasal spray application.
     e. Phase 2a pilot study in bile duct infections - irrigation of bile duct.

8.   We have revised as you requested.

9. We have revised to give details regarding the Company's clinical studies as you requested.

10. All of these previously completed studies were performed by the inventors/licensors of NCT in Innsbruck, Austria at the University Hospital of Innsbruck and the Institute of Hygiene and Social Medicine, Leopold-Franzens-University of Innsbruck. These studies were supported by the Austrian Science Fund and the Jubilee Research Fund of the Austrian National Bank. The current research is being performed by the inventors/licensors of NCT in Innsbruck, Austria at the University Hospital of Innsbruck and the Institute of Hygiene and Social Medicine, Leopold-Franzens-University of Innsbruck, and is being supported in part by the Company and in part by the Austrian Science Fund and the Jubilee Research Fund of the Austrian National Bank.

11. We have revised the registration statement to disclose the consulting services which were provided to the Company by Mr. Mackey in connection with the Consulting Agreement.

12. The Company currently has a commitment in place from the selling shareholders to purchase shares of the Company's common stock. While some of the convertible preferred stock tranches have not been issued to the convertible preferred stock purchasers, there is a firm commitment in place to purchase the additional tranches, and it is just a matter of timing of when the convertible preferred stock purchasers purchase shares of the Company's common stock.

13. We do not believe this to be a delayed offering, as the price and terms have been set, there is a firm commitment to make the purchases of convertible preferred stock, and it just a timing issue as to when the Company receives the payment for these purchases.

14. We have disclosed the aggregate number of shares of common stock that the convertible preferred stock may be converted into as you requested.

15.  None of the selling shareholders broker-dealers.

RISK  FACTORS
-------------

16. We have removed all statements throughout the document which state that we can "give no assurance," and have replaced those statements with explanations of why we cannot make the assurance or prediction.

17. We have described the consequences if the events we cannot assure or predict occur, as you requested.

18. We have revised the risk factor headings to be complete sentences and identify specific risks to the Company, as you requested.

RISK  OF  CONTINUING  OUR  OPERATIONS WITHOUT ADDITIONAL FINANCING AND/OR IN THE
--------------------------------------------------------------------------------
EVENT  WE ARE FORCED TO PAY PENALTIES TO THE CONVERTIBLE PREFERRED STOCK HOLDERS
--------------------------------------------------------------------------------

19. We have disclosed what the Company will likely do if the five companies do not follow through on their purchase commitments, as you requested.

20. We have disclosed the amount of dividends we will owe on the convertible preferred stock and that we plan to pay such dividends in cash or shares of stock.

21. We have revised as you requested and included information on the Company's use of proceeds from the sale of the additional tranches of convertible preferred stock.

22. We have discussed the risk that the Company will be unable to meet its current and future liabilities and remain in operation until additional money can be raised in greater detail.

23. We have added information on the Company's use of proceeds and the fact that there may not be money available after paying the Company's expenses to conduct research and development. However, the Company does have plans to raise additional revenue after the Company's registration statement is declared effective, which amount will be used for general operating expenses and research and development.

THE  COMPANY  MAY BE FORCED TO PAY PENALTIES IN CONNECTION WITH THE REGISTRATION
--------------------------------------------------------------------------------
OF  THE  CONVERTIBLE  PREFERRED  STOCK
--------------------------------------

24. We have revised the risk factor to eliminate any risk that can no longer occur.

25. We have quantified the amount of the penalties we could be required to pay, and have disclosed the fact that we do not currently have sufficient funds to pay these penalties.

OUR  INDEPENDENT  PUBLIC  ACCOUNTING  FIRM HAS EXPRESSED SUBSTANTIAL DOUBT AS TO
--------------------------------------------------------------------------------
WHETHER  OUR  COMPANY  CAN  CONTINUE  AS  A  GOING  CONCERN
-----------------------------------------------------------

26. We have revised the risk factor to state risk factors which may lead to us being unable to continue as a going concern.

WELACK  ANY  OPERATING  HISTORY  WHICH  YOU  CAN  USE TO EVALUATE US, MAKING ANY
--------------------------------------------------------------------------------
INVESTMENT  IN  THE  COMPANY  RISKY
-----------------------------------

27.  We have deleted the term "long standing" as you requested.

USE  OF  PROCEEDS
-----------------

28. We have disclosed the amount of proceeds and percentage of the money received in connection with the sale of the Convertible Preferred Stock for each of the stated activities.

INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL
------------------------------------------

EXPERTS
-------

29. We have revised as you suggested, and have removed information referring to the financial statements as of December 31, 2003, and have included references to the period from the Company's inception through December 31, 2004.

LICENSE  AGREEMENT  FOR  PATENT  RIGHTS
---------------------------------------

30.  We  have  revised  as  you  requested.

31. We have added clarification to indicate that the License Agreement was assigned to Tyrol Therapeutics, LLC (formerly Pathogenics, LLC, and now the Company's wholly owned subsidiary after the February 10, 2005 Reorganization), not the Company itself.

32. Clarification has been added as follows: The Company believes it does not require the licensor's consent to the February 10, 2005 Reorganization, since under Article 9.1(i) of the License Agreement, "the licensee may assign the agreement to a purchaser, merging or consolidating corporation, or acquirer of substantially all of the licensee's assets or business and/or pursuant to any reorganization qualifying under section 368 of the Internal Revenue Code of 1986 as amended, as may be in effect at such time." The Company believes that the Agreement and Plan of Reorganization is intended to qualify as a reorganization under the provisions of section 368(a)(1)(B) of the United States Internal Revenue Code of 1986, as amended.

BUSINESS
--------

33. We have provided explanations for some of the more technical terms used throughout the registration statement, and have additionally included a Glossary of those terms.

34. We have deleted the statement regarding NCT representing a unique and optimum compromise from the Registration Statement.

BACKGROUND:  INFECTIOUS  DISEASES
---------------------------------

35.  We  have  deleted  this  information  from  the  registration statement.

36.  We  have  deleted  this  information  from  the  registration statement.

37.  We  have  deleted  this  information  from  the  registration statement.

POTENTIAL  MARKET  FOR  NCT
---------------------------

38.  We  have  deleted  this  information  from  the  registration statement.

ANTIMICORBIAL  RESISTANCE
-------------------------

39. We have removed the previously cited materials from the registration statement, as we no longer feel it is applicable to the discussion of our business.

N-CHLOROTAURINE
---------------

40. We have revised this section to replace technical jargon with plain English explanations throughout.

41.  We  have  revised  and  expanded  as  you  requested.

42. We have revised our disclosure to make it more clear to investors and have added a Glossary section to provide definitions of some of the more technical terms used throughout our registration statement.

43.  We  have  deleted  this  information  from  the  registration statement.

44. We have added disclosure of the timeline and costs associated with submitting the application for an Investigational New Drug (IND) application, as well as the those for submitting a New Drug Application
     (NDA).

PATENTS,  TRADEMARKS  AND  LICENSES
-----------------------------------

45. The term "Priority date" refers to the patent application filing date of an initial or "parent" patent application, upon which a subsequent or "child" patent application is based. This date is important to determine whether the invention disclosed in the patent application is novel and unobvious in light of other references at the time of filing. The text has been revised to clearly show that the subsequent applications where based upon the original/parent application DE 10045868.8, and reference to the priority date has been deleted.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS
---------------------------------------

46.  Please  see  answer  to  question  #7  above.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

47. The financial statements have been updated to include the interim information as of March 31, 2005 which includes the proceeds from the issuance of preferred shares.

48. We have revised to disclose how long we can satisfy our cash requirements and the fact that we will need to raise additional funds in the next twelve months.

49. We have revised the registration statement to quantify the extent to which each of the listed items may impact our cash requirements.

50. We have added a discussion of risks associated with us not raising sufficient additional financing and the possibility that we will be required to pay penalties in connection with the registration of the convertible preferred stock.

51. We have deleted the statement that the Company is taking steps in an attempt to raise equity capital and/or to borrow additional funds.

52. We have included disclosure of the fact that the Company's independent auditing firm has raised "substantial doubt about Tyrol's ability to continue as a going concern."

CONTROLS  AND  PROCEDURES
-------------------------

53. We have revised to disclose that our controls and procedures were effective to under Exchange Act Rule 13a-15.

UNAUDITED  PRO  FORMA  CONDENSED  COMBINED  FINANCIAL  STATEMENTS
-----------------------------------------------------------------

INTRODUCTION  TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

54.  We  have  revised  as  you  requested.

UNAUDITED  PRO  FORMA  CONDENSED  COMBINED  BALANCE  SHEETS
-----------------------------------------------------------

55. We have reclassified the issuance of Preferred Stock outside of shareholders' equity.

UNAUDITED  PRO  FORMA  CONDENSED  COMBINED  STATEMENT  OF  EXPENSES
-------------------------------------------------------------------

56.  We  have  revised  as  you  requested.

57.  We  have  deleted  as  you  requested.

58.  We  have  revised  as  you  requested.

NOTES  TO  UNAUDITED  PRO  FORMA  CONDENSED  CONSOLIDATED  FINANCIAL  STATEMENTS
--------------------------------------------------------------------------------

59.  We  have  revised  as  you  requested.

FINANCIAL  STATEMENTS  OF  PATHOGENICS,  INC.
---------------------------------------------

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM
-------------------------------------------------------------

60. We have included a revised report from the independent registered public accounting firm as you requested.

FINANCIAL  STATEMENTS  OF  TYROL  THERAPEUTICS,  LLC
----------------------------------------------------

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM
-------------------------------------------------------------

61. We have included a revised report from the independent registered public accounting firm as you requested.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
----------------------------------------------

62. The amount of the fee has not been accrued, because Mr. Mackey's fee is not payable until the Company receives at least $250,000, which amount has not yet been received. Therefore, due to contingency of the payment, as only $95,000 has been received from the financing as of March 31, 2005, this amount has not been accrued.

63.  An  additional note has been added to the financial statements of Tyrol.

64. We have included the unaudited financial statement for the three months ended March 31, 2005. All events that have occurred after year end have been included in those financial statements or disclosed in the subsequent event note to those financial statements.

PLAN  OF  DISTRIBUTION
----------------------

65. We have advised each selling shareholder that during the time they are engaged in a distribution of the shares included in the Registration Statement they will be required to comply with Regulation M of the Securities and Exchange Act of 1934.

EXHIBIT  23.1  -  CONSENT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM
--------------------------------------------------------------------------------

66. We have revised the consent of the independent registered public accounting firm as you requested.

SELLING  STOCKHOLDERS
---------------------

67. We have disclosed the beneficial owner of each of the entities who are holders of the convertible preferred stock in the selling shareholders table.

SIGNATURES
----------

68. We have included the signature of the Chief Accounting Officer as you requested.

Very  truly  yours,

/s/  John  S.  Gillies
--------------------------
Associate
DAVID  M.  LOEV,  ATTORNEY  AT  LAW